Exhibit 12.1

HCPI

RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	YTD 2004	2003	2002	2001	2000	1999
RATIO OF EARNINGS TO FIXED CHARGES
Fixed Charges:
Interest Expense and Debt Amortization	42,466	88,297	74,951	75,526	84,684	58,077
Rental Expense	253	130	164	152	138	119
Capitalized Interest	881	1,210	1,323	243	514	1,223

Fixed Charges	43,600	89,637	76,438	75,921	85,336	59,419

Earnings:
Pretax Income from Continuing Operations before Minority Interest and Income from Equity Investees	83,054	154,056	139,760	117,187	112,325	76,505
Add Back Fixed Charges	43,600	89,637	76,438	75,921	85,336	59,419
Add Distributed Income from Equity Investees	2,289	3,384	1,023	944	1,412	2,501
Add Losses from Equity Investees for which charges arising from guarantees are included in fixed charges	(92)	(439)	(348)	(458)	(638)	—
Less Capitalized Interest	(881)	(1,210)	(1,323)	(243)	(514)	(1,223)
Less Minority Interest from Subsidiaries without Fixed Charges	(3,482)	(4,568)	(3,072)	(3,109)	(3,485)	(271)

Total	124,488	240,860	212,478	190,242	194,436	136,931

Ratio of Earnings to Fixed Charges	2.86	2.69	2.78	2.51	2.28	2.30

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Fixed Charges:
Interest Expense and Debt Amortization	42,466	88,297	74,951	75,526	84,684	58,077
Preferred Stock Dividend	10,565	36,736	24,900	24,900	24,900	17,775
Rental Expense	253	130	164	152	138	119
Capitalized Interest	881	1,210	1,323	243	514	1,223

Fixed Charges	54,165	126,373	101,338	100,821	110,236	77,194

Earnings (see above)	124,488	240,860	212,478	190,242	194,436	136,931

Ratio of Earnings to Fixed Charges	2.30	1.91	2.10	1.89	1.76	1.77